

June 15, 2011

Via E-Mail
Shawn P. Seale
Senior Vice President and Chief Financial Officer
CapLease, Inc.
1065 Avenue of the Americas
New York, NY 10018

>    **Re:    CapLease, Inc.**
>    **Form 10-K for the Fiscal Year Ended December 31, 2010**
>    **Filed February 18, 2011**
>    **File No. 001-32039**

Dear Mr. Seale:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 1

Overview, page 1

1.    In future periodic reports, please include disclosure on weighted average capitalization rates for acquisitions during the reporting period, to the extent such aggregate acquisitions are material.  Please include a clear description of how you calculated disclosed capitalization rates.

Investment Network, page 13

Development and Redevelopment Expenditures, page 106

2.    We note that you recently launched a development joint venture project.  In future periodic filings, to the extent your development activity is material, please include

disclosure about your development projects, including whether speculative or build-to-suit, anticipated completion date, anticipated costs and costs incurred to date.

Item 7. Management's Discussion of Operations and Results of Operations, page 36

Overview, page 36

3.    We note that leases representing 17.8% of annual rent are expiring in 2012.  In future periodic filings, to the extent you have material lease expirations scheduled for the subsequent period, please expand your disclosure to discuss the relationship between your average rents and the rents on expiring space, and the relationship between market/current asking rents and the rents on leases expected to expire in the next period.

Liquidity and Capital Resources, page 43

Sources of Equity Capital, page 44

4.    In future periodic filings, with respect to your ATM program, please also disclose the use of proceeds and amount still available under the program.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director